Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

September 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Boulevard Acquisition Corp. II
Registration Statement on Form S-1, as amended
File No. 333-206077

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Boulevard Acquisition Corp. II’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on September 21, 2015 at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)                                     Date of preliminary prospectus: September 14, 2015

(ii)                                  Approximate dates of distribution:  September 14, 2015 to September 21, 2015

(iii)                               Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4

(iv)                              Number of prospectuses so distributed: approximately 500

(v)                                 Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.,
Acting severally on behalf of itself and the several underwriters,

By:	/s/ Alexander Duka
Name:	Alexander Duka
Title:	Managing Director
Date:	September 18, 2015

cc:           Bruce Mendelsohn, Akin Gump Strauss Hauer & Feld LLP

Alan Annex, Greenberg Traurig, LLP